SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-8598
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below.
Belo Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Belo Corp.
(a Delaware corporation)
400 South Record Street
Dallas, Texas 75202-4841

Financial Statements and Supplemental Schedule
Belo Savings Plan
As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

Belo Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005,
and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Benefits Administrative Committee
Belo Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Belo Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 26, 2007

Belo Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Plan’s interest in Belo Corp. Defined Contribution Trust	$481,610,623	$444,242,208
Participant loans	15,387,648	15,950,756

Receivables:
Employee contributions	17,265	5,222
Employer contributions	3,904	1,079

	21,169	6,301

Net assets available for benefits	$497,019,440	$460,199,265

See accompanying notes.

Belo Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Plan’s interest in net investment income from Belo Corp. Defined Contribution Trust	$33,852,054
Interest income on participant loans	865,923

Contributions:
Employee	28,721,604
Employer — cash	6,438,902
Employer — noncash	9,645,921
Rollover	1,357,629

46,164,056

Transfers-in from Journal-Guild 401(k) Plan	419,891

Total additions	81,301,924

Deductions
Distributions	44,260,093
Administrative expenses	221,656

Total deductions	44,481,749

Net increase	36,820,175

Net assets available for benefits at beginning of year	460,199,265

Net assets available for benefits at end of year	$497,019,440

See accompanying notes.

Belo Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the Belo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees of Belo Corp. and its subsidiaries (collectively, the Employer or Company), as defined in the Plan document. Effective January 1, 2006, employees are eligible to participate in the Plan upon the completion of an hour of service. Certain collective bargaining agreements and personal service contracts may exclude some employees’ participation in the Plan. Refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective July 31, 2004, the Journal-Guild 401(k) Plan (Guild Plan) was frozen to new participants and all Guild Plan contributions ceased. Effective August 1, 2004, each former participant of the Guild Plan became a participant in the Plan and any contributions subsequent to August 1, 2004, were remitted to the Plan. For the year ended December 31, 2006, Guild Plan participants transferred $419,891 in participant account balances to the Plan.
Individuals who were employees of the Providence Journal Company and covered by the Providence Newspaper Guild (Guild Employees) on July 31, 2004, were eligible to participate as of the first payroll period on August 31, 2004, even if they had not reached age 21 or were not eligible to participate in the Guild Plan. Guild Employees hired after July 31, 2004, were eligible to participate in the Plan upon attainment of age 21 prior to January 1, 2006. Effective January 1, 2006, such age requirement was eliminated.
Contributions
Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant’s compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan’s 20 investment funds, including a self-directed brokerage fund. Participant contributions are allocated to the participants’ Deferral Contribution Accounts, as defined in the Plan document. The maximum pretax contribution an employee can make is 100% of his or her annual eligible compensation (less required withholdings and deductions), up to statutory limits. Additionally, participants who have attained age 50 are eligible to make catch-up deferral contributions, subject to the statutory limits.
The Employer makes a matching contribution of 55% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation, for plan participants who made an election to continue to accrue benefits under The G.B. Dealey Retirement Pension Plan (Pension Plan).

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
For all other participants, the Employer makes a matching contribution of 75% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. Such matching contributions are allocated to the participants’ Matching Contribution Accounts, as defined in the Plan document.
The effective date of the election to either continue or discontinue Pension Plan benefit accruals was August 1, 2004 for Guild Employees and July 1, 2000 for other participants.
Through December 31, 2006, the Employer’s matching contributions could be made in cash and/or in shares of Belo Corp. Series A Common Stock only, subject to the right of the participant or beneficiary to redirect the investment of Employer matching contributions made in Belo Corp. Series A Common Stock into any other investment fund established under the Plan. Also, prior to October 11, 2006, all participants with Belo Corp. Series B Common Stock allocated to their accounts had the right at any time to convert shares of Belo Corp. Series B Common Stock into shares of Belo Corp. Series A Common Stock. The Belo Corp. Series A Common Stock may then be redirected by the participant into any other investment fund established under the Plan. As of October 11, 2006, all Belo Corp Series B Common Stock allocated to participants’ accounts was converted to shares of Belo Corp. Series A Common Stock.
The Employer may make a discretionary matching contribution for any Plan year, in addition to the matching contributions described above. There was no discretionary matching contribution made during 2006.
The Employer will also contribute as a profit-sharing contribution for each payroll period an amount equal to 2% of eligible compensation to each participant who is eligible to receive the 75% matching contribution and who is employed on the last day of the payroll period. The Employer may make an additional discretionary profit-sharing contribution to the Plan for any payroll period or for any Plan year in such amount as is determined by the Employer and is approved by the Compensation Committee of the Board of Directors of the Employer for certain Belo Participating Employers, as defined in the Plan document. There was no additional discretionary profit-sharing contribution made during 2006. The profit-sharing contributions are allocated to the participants’ profit-sharing Accounts, as defined in the Plan document. Total profit-sharing contributions made during 2006 approximated $4.6 million.
Prior to January 1, 2006, full-time participants and regularly scheduled Guild Employees hired after July 31, 2004, would not be eligible for any Employer matching contributions or profit-sharing contributions (Employer Contributions) until they had completed one year of service and had attained the age of 21. Effective January 1, 2006, such age requirement was eliminated. Part-time participants and irregularly scheduled Guild Employees hired after July 31, 2004, must also have worked a minimum of 1,000 hours in 12 consecutive months. Guild Employees who are regularly scheduled on July 31, 2004, and hired on or before February 1, 2004, are eligible for Employer

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions as of the first payroll period beginning on August 1, 2004. Guild Employees who are regularly scheduled on July 31, 2004, but hired after February 1, 2004, are eligible for Employer Contributions upon completion of six months of service.
Vesting
Except as provided in the Plan document, each participant who was an employee on June 30, 2000, other than a Guild Employee, and each participant who was a Guild Employee on July 31, 2004, is 100% vested in his or her accounts, which will be nonforfeitable at all times. Each participant who became an employee after June 30, 2000, other than a Guild Employee, and each participant who became a Guild Employee after July 31, 2004, is 100% vested in his or her Deferral Contribution Account and Rollover Account, as defined in the Plan document, which will be nonforfeitable at all times. Such participant will be 100% vested in his or her Matching Contribution Account and Profit-Sharing Account, as defined in the Plan document, after three years of service, attainment of age 55, or death, at which time these accounts will be nonforfeitable. Participants with less than three years of service will have no vesting in the Matching Contribution and Profit-Sharing Accounts, as defined in the Plan document.
Distributions
As provided under the Plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.
Loans
Participants are able to borrow against their vested account balances. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant’s account or $50,000, reduced by the excess of the highest outstanding loan balance for the previous 12-month period over the outstanding balance of all loans on the date on which a loan is made. Loan terms range up to a period of five years. Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant’s current investment selection.
Administration
The Plan is administered by the Benefits Administrative Committee, which consists of a Chairman appointed by the Employer. The Chairman appoints additional committee members.

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although the Plan Sponsor has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. Distributions are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Prior to October 11, 2006, the Company maintained the Plan’s assets and the assets of the Guild Plan in the Belo Corp. Defined Contribution Trust (Master Trust) with Fidelity Management Trust Company (Fidelity) and Wells Fargo Bank, N.A. Effective October 11, 2006, Fidelity became the sole trustee of the Master Trust. The Plan does not invest in the common/collective trust assets that are part of the Master Trust.
Investments included in the Master Trust are valued at fair value. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Belo Corp. Series A and Series B Common Stock and other common stocks are valued at the quoted market prices. Corporate bonds are valued on yields currently available on comparable securities of issuers with similar ratings. Participant loans receivable are valued at their unpaid principal balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’

Belo Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
account balances and the amounts reported in the statements of net assets available for benefits.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants (AICPA) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” (FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Master Trust has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments included in the Master Trust in the accompanying Note 3 include a common/collective trust which invests in fully benefit-responsive investment contracts recognized at fair value. AICPA SOP 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to Note 3 as of December 31, 2005 presented for comparative purposes. As the Plan does not invest in such investments that are part of the Master Trust, adoption of the FSP had no effect on the Plan’s Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for any period presented.
Related-Party Transactions
Certain Plan investments in the registered investment companies are managed by Fidelity. Fidelity is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
Plan Expenses
All expenses incident to the administration of the Plan are charged to the participants’ accounts unless the Employer elects to pay for such expenses.

Belo Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Reclassification
Certain 2005 amounts relating to the fair value of the Plan’s interest in the Master Trust presented in Note 3 have bee reclassified to conform to the 2006 presentation.
3. Interest in Master Trust
Net investment income and administrative expenses relating to the Master Trust are allocated to the Plan based upon average monthly balances of the Plan.

Belo Savings Plan
Notes to Financial Statements (continued)
3. Interest in Master Trust (continued)
The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2006 and 2005, and the percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2006		2005
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Non-interest-bearing cash	$5,823	100.0%	$—	0.0%
Templeton Foreign Fund – Class A	27,511,441	99.5%	20,423,688	99.1%
Fidelity Puritan Fund	49,979,977	98.4%	44,001,805	98.1%
Fidelity Dividend Growth Fund	55,663,464	97.0%	51,898,007	96.7%
Fidelity Managed Income Portfolio	1,642,686	0.0%	1,743,365	0.0%
Spartan US Equity Index Fund	52,478,576	97.9%	45,512,103	97.2%
Brokerage fund:
Mutual funds	901,830	100.0%	396,917	100.0%
Corporate bonds	14,227	100.0%	—	0.0%
Cash	447,568	100.0%	417,826	100.0%
Common stock	907,288	100.0%	1,166,141	100.0%
Belo Series B Common Stock	—	0.0%	9,961,778	100.0%
Janus Research Fund *	3,935,171	100.0%	3,113,474	100.0%
NB Genesis Fund	30,200,118	100.0%	27,775,044	100.0%
Vanguard Extended Market Index Fund	22,872,708	100.0%	16,933,717	100.0%
American Century Large Company Value Fund	5,939,690	100.0%	2,364,549	100.0%
Belo Series A Common Stock	58,641,599	100.0%	60,073,944	100.0%
Fidelity Magellan Fund	58,160,898	100.0%	58,428,332	100.0%
Fidelity Growth and Income Fund	27,925,985	100.0%	27,792,682	100.0%
Fidelity Intermediate Bond Fund	14,093,386	100.0%	13,151,170	100.0%
Fidelity Freedom Income Fund	924,232	100.0%	807,844	100.0%
Fidelity Freedom 2000 Fund	440,206	100.0%	394,055	100.0%
Fidelity Freedom 2010 Fund	5,150,551	100.0%	4,056,743	100.0%
Fidelity Freedom 2020 Fund	9,268,883	100.0%	5,575,687	100.0%
Fidelity Freedom 2030 Fund	5,453,649	100.0%	3,689,566	100.0%
Fidelity Retirement Government Money Market Portfolio	50,584,205	100.0%	48,068,259	100.0%
Fidelity Freedom 2040 Fund	3,673,283	100.0%	2,158,603	100.0%
Due from broker	112,747	100.0%	63,480	100.0%

Total assets	486,930,191		449,968,779
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	16,510		19,792

	$486,946,701		$449,988,571

*	Effective December 31, 2006, Janus Mercury Fund changed its name to Janus Research Fund. The Fund will continue to be managed with the same investment objective and strategies.
At December 31, 2006 and 2005, the Plan’s portion of the Master Trust’s assets was approximately 99% or $481.6 million, and 99% or $444.2 million, respectively.

Belo Savings Plan
Notes to Financial Statements (continued)
3. Interest in Master Trust (continued)
Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2006, and the Plan’s share of net investment income (loss) of each Master Trust account is summarized as follows:

	Net Appreciation
	(Depreciation) in		Net	Share in Net
	Fair Value of	Interest and	Investment	Investment
	Investments	Dividends	Income (Loss)	Income (Loss)
Templeton Foreign Fund – Class A	$1,672,625	$2,766,421	$4,439,046	99.3%
Fidelity Puritan Fund	3,020,061	3,581,880	6,601,941	98.3%
Fidelity Dividend Growth Fund	5,065,619	2,292,063	7,357,682	97.0%
Fidelity Managed Income Portfolio	—	66,786	66,786	0.0%
Spartan US Equity Index Fund	6,215,507	997,208	7,212,715	97.8%
Brokerage fund:
Mutual funds	122,842	2,877	125,719	100.0%
Corporate bonds	—	175	175	100.0%
Cash	—	20,629	20,629	100.0%
Common stock	(104,153)	13,907	(90,246)	100.0%
Belo Series B Common Stock	(2,246,454)	—	(2,246,454)	100.0%
Janus Research Fund	287,547	12,924	300,471	100.0%
NB Genesis Fund	(601,028)	2,661,606	2,060,578	100.0%
Vanguard Extended Market Index Fund	2,365,968	373,123	2,739,091	100.0%
American Century Large Company Value Fund	572,387	122,434	694,821	100.0%
Belo Series A Common Stock	(7,707,534)	218,630	(7,488,904)	100.0%
Fidelity Magellan Fund	(9,772,970)	14,107,001	4,334,031	100.0%
Fidelity Growth and Income Fund	(2,055,753)	4,942,119	2,886,366	100.0%
Fidelity Intermediate Bond Fund	(33,559)	634,130	600,571	100.0%
Fidelity Freedom Income Fund	15,099	46,204	61,303	100.0%
Fidelity Freedom 2000 Fund	11,383	20,674	32,057	100.0%
Fidelity Freedom 2010 Fund	170,995	255,769	426,764	100.0%
Fidelity Freedom 2020 Fund	390,682	495,967	886,649	100.0%
Fidelity Freedom 2030 Fund	279,424	292,046	571,470	100.0%
Fidelity Retirement Government Money Market Portfolio	—	2,444,894	2,444,894	100.0%
Fidelity Freedom 2040 Fund	201,985	198,036	400,021	100.0%

	$(2,129,327)	$36,567,500	$34,438,173	100.0%

*	Effective December 31, 2006, Janus Mercury Fund changed its name to Janus Research Fund. The Fund will continue to be managed with the same investment objective and strategies.
The Plan’s portion of the net investment income of the Master Trust was approximately 98% or $33.9 million for the year ended December 31, 2006.

Belo Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the IRS dated August 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
5. Subsequent Events
Effective January 1, 2007, all Employer matching contributions are made in cash only.
Effective April 1, 2007, concurrent with the freezing of benefits under the Pension Plan, the 55% matching contribution was eliminated and replaced with the 75% matching contribution described in Note 1.

Supplemental Schedule

Belo Savings Plan
Schedule H; Line 4i – Schedule of Assets (Held At End of Year)
EIN: 75-0135890
Plan #: 002
December 31, 2006

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	(e)
(a)	Similar Party	Par, or Maturity Value	Cost	Current Value
*	Participants	Loans with interest rates ranging from 4% to 10%	$—	$15,387,648

*	Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

BELO SAVINGS PLAN
Date: June 28, 2007	/s/ Marian Spitzberg
Marian Spitzberg, Chair
Belo Benefits Administrative Committee

EXHIBIT INDEX

Exhibit		Page
Number	Seq Description	No.

23	Consent of Independent Registered Public Accounting Firm	16